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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               ------------------

                             GEOSCIENCE CORPORATION

                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             GEOSCIENCE CORPORATION

                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  373636 10 9

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               J. RANKIN TIPPINS

                       VICE PRESIDENT AND GENERAL COUNSEL

                             GEOSCIENCE CORPORATION

                       10500 WESTOFFICE DRIVE, SUITE 200

                              HOUSTON, TEXAS 77042

                                 (713) 785-7790

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                             THOMAS P. MASON, ESQ.

                             ANDREWS & KURTH L.L.P.

                             600 TRAVIS, SUITE 4200

                              HOUSTON, TEXAS 77002

                                 (713) 220-4200

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    This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") relates to the cash tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated October 29, 1999 (the "Schedule 14D-1"), the Offer to Purchase filed as Exhibit (a)(1) thereto (the "Offer to Purchase") and the related Letter of Transmittal filed as Exhibit (a)(2) thereto, filed by Compagnie Generale de Geophysique ("Parent"), Sercel, Inc. ("Sercel"), CGG Americas, Inc. ("CGG Americas"), Sercel
Holding S.A. ("Sercel Holding") and Sercel Acquisition Corp., a direct, wholly owned subsidiary of Sercel and an indirect, wholly owned subsidiary of the Parent ("Purchaser"), relating to the offer by the Purchaser to purchase all outstanding shares of GeoScience Common Stock (the "Shares") at a purchase price of $6.71 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). The purpose of this Amendment No. 1 is to amend and supplement Item 4 of the Schedule 14D-9 and
Exhibit 5 thereto as described below. Defined terms used herein and not previously defined have the meanings given them in the Schedule 14D-9 previously filed.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (b) REASONS FOR THE RECOMMENDATION.

BACKGROUND OF THE MERGER AND OFFER

    The section entitled "Background of the Merger and Offer" is hereby amended by deleting the fourteenth and fifteenth paragraphs and replacing them with the following paragraphs:

    On September 20, 1999, Mr. Camp met with representatives of another seismic streamer manufacturer ("Offeror 5") to discuss its interest in merging with GeoScience; however, a potential offer did not materialize from this discussion. Mr. Camp also spoke by telephone with Offeror 4 during which a range of potential offer prices was discussed. Mr. Camp informed Offeror 4 that its suggested price range was significantly below the price proposed by Beacon; Offeror 4 indicated that it was not willing to increase its offer price range. Mr. Camp telephoned Robert Semmens of Beacon to request an extension of the deadline from September 21, 1999 to September 22, 1999, which extension was granted.

    On September 21, 1999, the Board of Directors of Tech-Sym held a special meeting by telephone to review the proposal from Beacon, the status of discussions with other interested parties, and to discuss possible courses of action with management and the Company's legal and financial advisors. The Board authorized Tech-Sym's management to proceed with negotiations with Beacon. Based on that authorization, Mr. Camp spoke by telephone with Beacon representatives on September 22, 1999 to address certain minor revisions to the draft letter agreement. Mr. Camp received an updated letter of interest from Offeror 2 but informed Offeror 2 by telephone that its proposed combination of equity and cash and its suggested price range were not acceptable. Offeror 2 declined to change its proposed structure or increase its offer to an acceptable range. Beacon submitted a final version of its letter agreement, which Tech-Sym and Beacon executed on September 22, 1999.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    Item 9 is hereby amended as follows:

        (5) Amended Opinion of Morgan Keegan dated October 22, 1999.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 1999

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                                                                      /s/ J. RANKIN TIPPINS
                                                            -----------------------------------------
                                                                        J. Rankin Tippins
                                                                Vice President and General Counsel
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